EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

September 30, 2016
Assets
Current assets:
Cash and cash equivalents	$13,595
Receivables, net	276,429
Inventories	106,174
Deferred income taxes	8,003
Prepaid expenses and other current assets	11,216
Total current assets	415,417
Property, plant and equipment, net	475,187
Goodwill	44,057
Identifiable intangible and other assets, net	61,622
Total	$996,283
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$204,126
Income taxes payable	136
Total current liabilities	204,262
Long-term debt	166,599
Deferred income taxes	80,106
Other long-term liabilities	43,539
Parent’s net investment:
Parent’s net investment	506,148
Accumulated other comprehensive loss	(4,371)
Total parent’s net investment	501,777
Total	$996,283

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Nine Months Ended September 30, 2016
Net sales	$2,593,118
Cost of sales	1,917,787
Gross profit	675,331
Operating costs and expenses:
Selling and distribution	443,126
General and administrative	51,723
Amortization of intangibles	10,277
Restructuring and non-recurring costs, net	(3,908)
Total operating costs and expenses	501,218
Operating income	174,113
Other expense:
Interest expense	9,190
Other expense, net	92,779
Total other expense	101,969
Income before income taxes	72,144
Income taxes	26,300
Net income	45,844
Other comprehensive loss, net of tax	(1,493)
Comprehensive income	$44,351

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